ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 26, 2007

Performance Securities with Partial Protection

Linked to an International Index Basket

Strategic Alternatives to Indexing

UBS AG $•   Securities Linked to an International Index Basket due on or about November 30, 2011

Investment Description

The Performance Securities with Partial Protection (the “Securities”) are Securities issued by UBS AG (“UBS”) linked to the performance of an International Index Basket. The Securities provide enhanced exposure to potential price appreciation in an international basket of equity indices, as well as protection at maturity of 20% of your principal. At maturity, if the Basket Return is positive, you will receive your principal, plus an additional payment based on the Basket Return, multiplied by a Participation Rate. If the Basket Return is between 0% and -20% (inclusive), you will receive your principal. If the Basket Return is below -20%, you will lose 1% (or a fraction thereof) of your principal for every 1% (or fraction thereof) that the Basket Return is below -20%. Accordingly, if the Basket declines by more than 20% over the term of the Securities, you may lose up to 80% of your principal.

Features
☐	Growth Potential – The Securities provide the opportunity to receive enhanced equity returns by multiplying the positive Basket Return by a Participation Rate. The Securities are not subject to a maximum gain.
☐	Partial Protection of Capital – At maturity, you will receive a cash payment equal to at least 20% of your invested principal.
☐	Diversification – The Securities provide diversification within the equity portion of your portfolio through exposure to an international basket of indices and their respective constituent stocks (“Basket Constituent Stocks”).

Key Dates*

Trade Date	November 27, 2007
Settlement Date	November 30, 2007
Final Valuation Date	November 25, 2011
Maturity Date	November 30, 2011
*	The Securities are expected to price on or about November 27, 2007 and to settle on or about November 30, 2007. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.

Security Offering

We are offering Performance Securities with Partial Protection Linked to an International Index Basket. The Securities are linked to a basket of indices consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index, the Swiss Market Index (SMI) ®, the FTSETM 100 Index, the S&P/ASX 200® Index and the MSCI® Emerging Markets IndexSM (the “Basket”). The Securities are not subject to a predetermined maximum gain. The Securities are offered at a minimum investment of $1,000.

Securities	Participation Rate	Basket Starting Level	CUSIP	ISIN
Performance Securities with Partial Protection linked to an International Index Basket	110% to 120%	100	902623784	US9026237845

See “Additional Information about UBS and the Securities” on page 2. The Securities we are offering will have the terms set forth in the Performance Securities with Partial Protection product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-9 of the product supplement for risks related to an investment in the Securities. The Securities do not guarantee any return of principal in excess of $2.00 per $10.00 invested. A basket return of less than -20% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	100%	3.00%	97.00%
Total

UBS Financial Services, Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Securities, which we refer to as the “product supplement” and an Index supplement for various securities we may offer, including the Securities, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated August 27, 2007: http://www.sec.gov/Archives/edgar/data/1114446/000139340107000090/v086113_pspp-prosup.htm
♦	Index Supplement dated August 27, 2007 http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm
♦	Prospectus dated March 27, 2006: http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated August 27, 2007, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek an investment with exposure to the economies of Japan, Europe, Australia, U.K. and Switzerland or of emerging markets.
♦	You seek an investment with a return linked to the performance of the Basket.
♦	You seek an investment that offers partial principal protection when the Securities are held to maturity.
♦	You are willing to hold the Securities to maturity.
♦	You do not seek current income from your investment.
♦	You are willing to invest in the Securities based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date)

The Securities may not be suitable for you if:

♦	You do not seek an investment with exposure to any of the economies of Japan, Europe, Australia, U.K. and Switzerland or of emerging markets.
♦	You are unable or unwilling to hold the Securities to maturity.
♦	You seek an investment that is 100% principal protected.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investment.
♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Security	$10.00 per Security
Term	4 years*
Index Basket and Weightings	The Securities are linked to a Basket consisting of the following indices:
35% Dow Jones EURO STOXX 50® Index
25% FTSE 100TM Index
25% Nikkei® 225 Index
5% Swiss Market Index (SMI)®
5% S&P/ASX 200® Index
5% MSCI® Emerging Markets IndexSM
(each a “Basket Index” or collectively the “Basket Indices”)
Protection Percentage	20%
Participation Rate	110% – 120%. The actual Participation Rate will be determined on the Trade Date.
Payment at Maturity	Investors will receive a cash payment at maturity that is based on the Basket Return:
➢ If the Basket Return is positive, you will receive 100% of your principal plus an additional payment equal to your principal x the Basket Return x the Participation Rate.
➢ If the Basket Return is between 0% and -20%, you will receive 100% of your principal.
➢ If the Basket Return is less than -20%, you will lose 1% (or a fraction thereof) of your principal that the Basket Return is below -20%.
Accordingly, if the Basket has declined by more than 20% over the term of the Securities, you may lose 80% of your principal.
Basket Return	Basket Ending Level - Basket Starting Level Basket Starting Level
Basket Starting Level	Set equal to 100 on the Trade Date.
Basket Ending Level	The weighted performance of the Basket Indices on the Final Valuation Date. The Basket Ending Level will be calculated as follows:
100 x [1 + (Dow Jones EURO STOXX 50® Index Return x 35%) + (FTSE 100TM Index Return x 25%) + (Nikkei® 225 Index Return x 25%) + (Swiss Market Index Return x 5%) + (S&P/ASX 200® Index Return x 5%) + (MSCI® Emerging Markets IndexSM Return x 5%)], where the return for each Basket Index is the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date.
*	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

Determining Payment at Maturity

If the Basket Return is lower than -20%, you will lose 1% of the principal amount of your Securities for every 1% that the Basket Return is below -20%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10 + [$10 x (Basket Return +
the Protection Percentage)]

As such, you could lose up to 80% of your principal depending on how much the Basket declines.

Hypothetical Examples and Return Table of the Securities at maturity

The following scenario analysis and examples assume a Participation Rate of 115% and a range of Basket Returns from +50% to -50%. The actual Participation Rate will be set on the Trade Date.

Example 1: The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level is 110 and the Basket Starting Level is 100, the Basket Return is positive and calculated as follows:

(110 – 100)/100 = 10%

Because the Basket Return is equal to 10%, the payment at maturity is equal to $11.15 per $10.00 principal amount of note calculated as follows:

$10 + ($10 x 10% x 115%) = $11.15

Example 2: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level is 90 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(90 – 100)/100 = -10%

Because the Basket Return is equal to -10%, which is within the principal protection range of 0% and -20%, the payment at maturity is equal to $10.00 per $10.00 principal amount of notes.

Example 3: The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 70. Because the Basket Ending Level is 70 and the Basket Starting Level is 100, the Basket Return is negative and calculated as follows:

(70 – 100)/100 = -30%

Because the Basket Return is equal to -30%, which is outside the principal protection range of 0% to -20%, the payment at maturity is equal to $11.07 per $10.00 principal amount of note calculated as follows:

$10 + ([$10 x (-30% + 20%)] = $9.00

Accordingly, if the Basket declines by more than -20% over the term of the Securities, you may lose some of your principal.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	Partial principal protection only applies if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. If you sell your Securities in the secondary market prior to maturity, you may have to sell them at a significant discount and will not benefit from the principal protection of 20% of the principal amount of your Securities.
♦	The Securities are not fully principal protected and you may lose up to 80% of your initial investment — The Securities are not fully principal protected. The Securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the Basket Return is below -20%. In that event, you will lose 1% (or a fraction thereof) of your principal amount for each percentage point (or fraction thereof) that the Basket Return is below -20%. Accordingly, you may lose up to 80% of your initial investment in the Securities.
♦	Changes in the levels of the Basket Indices may offset each other — The Securities are linked to a weighted basket composed of the Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket indices may be moderated, or offset, by lesser increases or declines in the level of one or more other Basket Indices.
♦	No interest or dividend payments or voting rights — As a holder of the Securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Basket Constituent Stocks would have.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Securities is not the same as owning the Basket Constituent Stocks — The return on your Securities may not reflect the return you would realize if you actually owned the constituents of a Basket Index or the Basket Indices. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Securities.
♦	Credit of UBS — An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the levels of the Basket Indices; the volatility of the Basket Indices; the dividend rate paid on the Basket Constituent Stocks; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in a Basket Index or the Basket Indicies and/or over-the-counter options, futures or other instruments with returns linked to the performance of a Basket Index or the Basket Indices, may adversely affect the market price of the Basket Index or the Basket Indices and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the Basket Constituent Stocks, which may present a conflict between the interests of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on observed levels of the Basket Indices in the market. The calculation agent can postpone the determination of the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the Basket Indices or the Basket Constituent Stocks, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.
♦	The Basket Return will not be adjusted for changes in exchange rates relative to the U.S. Dollar, but the Securities will have some exposure to exchange rate fluctuations — The value of your Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Basket Indices are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity. However, because one of the Basket Indices (the MSCI Emerging Markets IndexSM) — but not its Basket Constituent Stocks — is denominated in U.S. dollars, you will have foreign currency exposure with respect to that Basket Index, and the value of your Securities will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such Basket Constituent Stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, the value of your Securities may increase or decrease at maturity.
♦	Non-U.S. securities markets risks — The Basket Constituent Stocks are issued by non-U.S. companies in non-U.S. securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks. This may have a negative impact on the performance of the Securities, which may have an adverse effect on the offering of Securities.
♦	Risks associated with emerging markets — An investment in the Securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

Historical Performance of the Index Basket

The graph accompanying illustrates the hypothetical historical performance of the Basket from 10/3/97 to 10/24/07 if the Basket Level were made to equal 100 on 10/24/07. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Basket Indices and (ii) the Basket Weightings indicated in the Indicative Terms. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Indices should be taken as indications of future performance.

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index (SX5E)

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EURO STOXX 50® Index”, the Dow Jones EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The Dow Jones EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The Dow Jones EURO STOXX 50® Index is reported on Bloomberg L.P. under the ticker symbol “SX5E”.

The accompanying graph illustrates the performance of the Dow Jones EURO STOXX 50® Index from 9/30/97 to 10/24/07 as reported on Bloomberg L.P. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance. The Dow Jones EURO STOXX 50® Index closing level on October 24, 2007 was 4357.14.

Source: Bloomberg L.P.

The FTSETM 100 Index (UKX)

The FTSETM 100 Index is sponsored by FTSE International Limited. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – FTSE 100TM Index”, the FTSE 100TM Index is a share index of the 100 most highly capitalized companies listed on the London Stock Exchange. The FTSE 100TM Index is reported on Bloomberg L.P. under the ticker symbol “UKX”.

The accompanying graph illustrates the performance of the FTSE 100TM Index from 9/30/97 to 10/24/07 as reported on Bloomberg L.P. The historical levels of the FTSE 100TM Index should not be taken as an indication of future performance. The FTSE 100TM Index closing level on October 24, 2007 was 6482.00.

Source: Bloomberg L.P.

The Nikkei 225SM Index (NKY)

The Nikkei 225® Index is sponsored by Nihon Keizai Shimbun, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Nikkei 225® Index”, the Nikkei 225® Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that represent a broad cross-section of Japanese industry. All Nikkei 225® Index constituent stocks trade in YEN on the Tokyo Stock Exchange, one of the world’s largest securities exchanges in terms of market capitalization. The 225 companies included in the Nikkei 225® Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. The Nikkei 225® Index is reported on Bloomberg L.P. under the ticker symbol “NKY”.

The accompanying graph illustrates the performance of the Nikkei 225® Index from 9/30/97 to 10/24/07 as reported on Bloomberg L.P. The historical levels of the Nikkei 225® Index should not be taken as an indication of future performance. The Nikkei 225® Index closing level on October 24, 2007 was 16358.39.

Source: Bloomberg L.P.

Swiss Market Index (SMI)®

The Swiss Market Index (SMI) ® is sponsored by SWX Swiss Exchange. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Swiss Market Index (SMI)®”, the Swiss Market Index (SMI)® is Switzerland’s blue-chip index and is made up of a maximum of 30 of the largest and most liquid Swiss Performance Index large-and mid-cap stocks. The securities represented in the Swiss Market Index (SMI)® currently represent more than 90% of the free float market capitalization of the Swiss equity market. The Swiss Market Index (SMI)® is reported on Bloomberg L.P. under the ticker symbol “SMI”.

The accompanying graph illustrates the performance of the Swiss Market Index (SMI)® from 9/30/97 to 10/24/07 as reported on Bloomberg L.P. The historical levels of the Swiss Market Index (SMI)® should not be taken as an indication of future performance. The Swiss Market Index (SMI)® closing level on October 24, 2007 was 8851.02.

Source: Bloomberg L.P.

The S&P/ASX 200® Index (AS51)

The S&P/ASX 200® Index is sponsored by the S&P Australian Index Committee, a team of representatives from both Standard and Poor’s and the Australian Stock Exchange. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P/ASX 200® Index”, the S&P/ASX 200® Index is composed of the S&P/ASX 100 stocks plus an additional 100 stocks selected by the ASX Committee. The S&P/ASX 200® Index covers large-cap and mid-cap stocks evaluated for liquidity and size. The S&P/ASX 200® Index is reported on Bloomberg L.P. under the ticker symbol “AS51”.

The accompanying graph illustrates the performance of the S&P/ASX 200® Index from 9/30/97 to 10/24/07 as reported on Bloomberg L.P. The historical levels of the S&P/ASX 200® Index should not be taken as an indication of future performance. The S&P/ASX 200® Index closing level on October 24, 2007 was 6634.4.

Source: Bloomberg L.P.

The MSCI® Emerging Markets IndexSM (MXEF)

The MSCI® Emerging Markets IndexSM is sponsored by Morgan Stanley Capital International. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – MSCI® Emerging Markets IndexSM”, the MSCI® Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. As of October 2007, the MSCI® Emerging Markets IndexSM consisted of the following 29 emerging market country indices: Argentina, Bermuda, Brazil, Cayman Islands, Chile, China, Colombia, Czech Republic, Egypt, Hungary, Hong Kong, India, Indonesia, Israel, Jordan, Luxembourg, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey. The Index employs a 15% cap on the weight of any single country in the portfolio. The MSCI® Emerging Markets IndexSM is reported on Bloomberg L.P. under the ticker symbol “MXEF”.

The accompanying graph illustrates the performance of the MSCI® Emerging Markets IndexSM from 9/30/97 to 10/24/07 as reported on Bloomberg L.P. The historical levels of the MSCI® Emerging Markets IndexSM should not be taken as an indication of future performance. The MSCI® Emerging Markets IndexSM closing level on October 24, 2007 was 1265.33.

Source: Bloomberg L.P.

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-25 of the product supplement. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid forward contract with respect to the Basket Indices. If your Securities are so treated, you would generally recognize capital gain or loss upon the maturity of your Securities (or upon your sale or other disposition of your Securities prior to maturity) equal to the difference between the amount realized and the amount you paid for your Securities. Such gain or loss generally should be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that the Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-26 of the product supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	392,756	321,452
Total Debt	392,756	321,452
Minority Interest(2)	6,139	5,024
Shareholders’ Equity	51,259	41,953
Total capitalization	450,154	368,429
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.81845 (the exchange rate in effect as of June 30, 2007).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

➢	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
➢	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.